SSHT S&T Group Ltd.

46 Reeves Road, Pakuranga

Aukland, New Zealand, 2010

September 6, 2024

Attorney Jenna Hough

Division of Corporation Finance

Securities and Exchange Commission

Re:	SSHT S&T Group Ltd.
Amendment No. 10 to Registration Statement on Form S-1
Filed August 27, 2024
File No. 333-271831

Dear Ms. Hough:

In response to your letter dated September 4, 2024, the following information is hereby submitted on behalf of SSHT S&T Group Ltd (the “Company”). Amendment No. 11 to the Registration Statement on Form S-1 is being filed in conjunction with this correspondence. We have reproduced the Staff’s comments below in italicized text immediately before our response.

Amendment No. 10 to Form S-1 filed August 27, 2024

Security Ownership of Certain Beneficial Owners and Management, page 40

1.	We note your amended disclosure removes reference to Xiaobei Huang as a beneficial owner, but we note elsewhere in the prospectus (such as on page II-1), that Xiaobei Huang and Haining Zhang appear to be greater than 5% holders of your common stock. Please advise or reconcile this disclosure. Please also revise the footnote 1 to disclose Zonghan Wu's position held in SSHT International Holdings Ltd.

Response: We have updated the Registration Statement as requested.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

SSHT S&T Group Ltd

/s/ Zonghan Wu
CEO and Director